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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/01/2017__ AND ENDING __12/31/2017__

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WWK Investments, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 N. Center Street

(No. and Street)

Northville   **MI**   **48167**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Welch   248-449-8300

                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – if individual, state last, first, middle name)

5251 S. Quebec Street, Suite 200 **Greenwood Village**   **CO**   **80111**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




OATH OR AFFIRMATION

I, Daniel J. Welch _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

WWK Investments, Inc. _____ , as of _____ December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

2-22-18
_____
Title

_____
Notary Public

THOMAS J O'CONNOR
Notary Public, State of Michigan
County of Oakland
My Commission Expires May. 23, 2019
Acting in the County of _Wayne_

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WWK INVESTMENTS, INC.

TABLE OF CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
WWK Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WWK Investments, Inc. (the "Company") as of December 31, 2017, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as WWK Investments, Inc.'s auditor since 2012.

Greenwood Village, Colorado
February 11, 2018



WWK INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	51,248
Commissions receivable		57,943
Furniture and equipment, at cost, net of		
accumulated depreciation of $46,447		9,906
Prepaid expenses		1,964
Total assets	$	**121,061**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Commissions, salaries and benefits payable	$	23,062
Accrued expenses		11,000
Total liabilities		34,062

COMMITMENTS (Note 3)

SHAREHOLDERS' EQUITY:

Common stock, $1.00 par value, 10,000 shares authorized,	
5,000 shares issued and outstanding	5,000
Additional paid-in capital	54,558
Retained earnings	27,441
Total shareholders' equity	86,999
Total liabilities and shareholders' equity	$ **121,061**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

WWK Investments, Inc. (the "Company") is a Nebraska corporation organized on July 19, 1989. Through 2014, WWK Investments, Inc. was a wholly owned subsidiary of Welch, Welch and Kelley Investments, Inc. As of January 2015, WWK Investments, Inc. and Welch, Welch and Kelley Investments, Inc. merged; WWK Investments, Inc. is the surviving entity. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In this capacity, the Company deals mainly in the sale of mutual fund products to customers located predominantly in the State of Michigan.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company records commission revenue and related expenses on a trade-date basis.

Income Taxes

Beginning January 1, 2015, the Company elected to be treated as an S Corporation for tax purposes. As such, the company generally pays no federal or state income taxes. The Company's taxable income is passed through to the shareholders where it is reported and taxed on the shareholder's individual federal and state income tax returns. The Company reports its income under the cash method for income tax purposes and is not subject to income tax return examinations by major taxing authorities for years before 2014.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. Certain of the Company's financial instruments, including cash and cash equivalents, commissions receivable, prepaid assets, commissions, salaries and benefits payable, and accrued expenses, reflect the carrying amounts approximate fair value due to their short maturities.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Property and equipment is depreciated on the straight line basis over the estimated useful lives of the assets spanning from five to seven years. Major improvements are capitalized and maintenance and repairs are expensed as incurred.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $41,901 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.81 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

In 2017, the Company leased office space month-to-month from a related entity at an average of $3,750 per month. Thirty days written notification is required for any rent increases or lease termination; however, rent may only be adjusted on an annual basis. The total rent expense paid for the year ended December 31, 2017 was approximately $45,000, before any expense reimbursement.

The Company received $248,400 in expense reimbursements from a related entity during the year ended December 31, 2017 for the use of office facilities and related personnel. These expenses are reported net of reimbursement, in accordance with the reimbursement agreement.

NOTE 4 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

WWK INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**